FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 13, 2014

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Press release dated November 13, 2014 - Cellcom Israel Ltd. Announces Annual General Meeting of Shareholders.

2.	Notice of the 2014 Annual General Meeting of Shareholders dated November 13, 2014 – Proxy Statement.

Item 1

CELLCOM ISRAEL LTD. ANNOUNCES ANNUAL GENERAL MEETING OF SHAREHOLDERS

NETANYA, Israel, November 13, 2014 – Cellcom Israel Ltd. (NYSE: CEL) announced today that an Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Tuesday, December 23, 2014, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel. The record date for the Meeting is Monday, November 24, 2014.

The agenda of the Meeting is as follows:

(1)	re-election of Shlomo Waxe and Ephraim Kunda as directors;

(2)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(3)	consideration of our audited financial statements for the year ended December 31, 2013.

Quorum

Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Requirements

Items 1 and 2 require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.

Item 3 will not involve a vote.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about November 26, 2014, to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members other than the Tel Aviv Stock Exchange Clearinghouse. Shareholders that hold shares via the Tel Aviv Stock Exchange Clearinghouse may access the proxy statement and a form of Hebrew ballot via the following websites: http://www.magna.isa.gov.il and http://maya.tase.co.il.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.010 million subscribers (as at September 30, 2014)  with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Item 2

CELLCOM ISRAEL LTD.

NOTICE OF THE 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2014 Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Tuesday, December 23, 2014, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel, for the following purposes:

(1)	re-election of Shlomo Waxe and Ephraim Kunda as directors;

(2)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(3)	consideration of our audited financial statements for the year ended December 31, 2013.

           Shareholders of record at the close of business on Monday, November 24, 2014 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange for trading thereon, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via the MAGNA online platform of the Israel Securities Authority ("MAGNA")) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the Tel Aviv Stock Exchange.

Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 31(d) of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

Liat Menahemi Stadler
VP Legal and Corporate Secretary

Dated:  November 13, 2014

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Cellcom Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2014 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the 2014 Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, December 23, 2014, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

The agenda of the Meeting will be as follows:

(1)	re-election of Shlomo Waxe and Ephraim Kunda as directors;

(2)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(3)	consideration of our audited financial statements for the year ended December 31, 2013.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than November 20, 2014.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange for trading thereon, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the Tel Aviv Stock Exchange.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Only shareholders of record at the close of business on Monday, November 24, 2014 (the "Record Date") will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about November 26, 2014 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On November 12, 2014, 100,570,745 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Restrictions under our Telecommunications Licenses

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications of the State of Israel.  We also hold several other licenses for the provision of certain telecommunications services. According to our licenses, investors are prohibited from acquiring or transferring (alone or together with relatives or with other parties who collaborate on a regular basis) our Ordinary Shares, directly or indirectly (including by way of creating a pledge which if foreclosed, would result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer control over our Company will be transferred from one party to another, without the prior approval of the Ministry of Communications. Our specific licenses also require approval of the Minister of Communications before acquiring the ability to exercise significant influence over us. In this context, holding 25% or more of our means of control is presumed to confer significant influence. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not (i) hold, directly or indirectly, more than 5% of the means of control in Bezeq – The Israeli Telecommunications Corporation Ltd., or Bezeq, which is the incumbent landline operator in Israel, or in another cellular operator in Israel (subject to certain exceptions), (ii) serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (iii) be party to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in Israel in the field of cellular services, cellular handsets or other services provided through the cellular network. For more details relating to these restrictions, please see “Item 4.B – Business Overview – Government Regulations—Our Principal License” and "Other Licenses" of our Annual Report for 2013 on Form 20-F, which was filed with the U.S. Securities and Exchange Commission (the "SEC") on March 6, 2014, and our principal license, a convenience English translation of which is an exhibit to our Annual Reports. The holding and transfer restrictions under our licenses are posted on our website at www.cellcom.co.il under “Investor Relations – Corporate Governance – Company Profile - Legal & Corporate.”

As required under our license, our Articles of Association provide that any holdings of our Ordinary Shares that contravene the holding or transfer restrictions contained in our licenses will not entitle the holder thereof to voting rights. In addition, our licenses and our Articles of Association require that as a condition to voting by any shareholders, in person or by proxy, at any meeting of our shareholders, such shareholder must certify that his, her or its holdings of our Ordinary Shares do not contravene any of the restrictions contained in our licenses.

Since it is highly unlikely that any of the Company’s shareholders has lost the right to vote his, her or its Ordinary Shares pursuant to the Company’s licenses, and to avoid confusion, the enclosed form of proxy includes a certification that your holdings of our Ordinary Shares do not contravene any of the holding or transfer restrictions set forth in our licenses.  If your holdings of Ordinary Shares do so contravene, then you are not entitled to vote such shares and you should not sign or send the form of proxy.  If only a portion of your holdings of Ordinary Shares so contravenes, you may be entitled to vote the portion that does not contravene. In that case, please contact the Company's VP Legal at +972-52-998-9595 for instructions on how to vote your non-

contravening Ordinary Shares or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

Share Ownership

Unless specified otherwise, the following table sets forth information regarding beneficial ownership of our shares as of November 12, 2014, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of November 12, 2014. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 100,570,745 ordinary shares outstanding as of November 12, 2014. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd., or DIC*	45,433,082	45.21%
Meitav DS Investments Ltd.**	5,067,810	5.04%
Directors and executive officers as a group (22 persons)***	300,649	0.30%

*
Discount Investment Corporation Ltd., or DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development. Includes 29,832,227 ordinary shares held by DIC directly, 12,188,355 ordinary shares held by a wholly-owned subsidiary of DIC (namely, DIC Communication and Technology Ltd., an Israeli company) and 3,412,500 ordinary shares, representing approximately 3.40% of our issued and outstanding shares, held by two shareholders whose voting rights are vested in DIC. Does not include 54,347 ordinary shares (representing approximately 0.05% of our issued and outstanding shares) held as of September 1, 2014 by indirect subsidiaries of IDB Development for their own account and a total of 1,378,033 ordinary shares (representing approximately 1.37% of our issued and outstanding shares) held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB Development, some of which are also indirect subsidiaries of DIC.

As of November 2, 2014, IDB Development, an Israeli company, is controlled by the Elzstain-Extra group, as follows:

Dolphin Netherlands B.V., a company incorporated in the Netherlands, or Dolphin Netherlands, owns 31.26% of the outstanding shares of IDB Development. Dolphin Netherlands is indirectly controlled by Eduardo Elsztain. Mr. Elsztain is a Co-Chairman of each of the boards of directors of IDB Development and DIC. Alejandro Elsztain, the brother of Eduardo Elsztain, is a director of IDB Development.

C.A.A. Extra Holdings Ltd., a privately held company incorporated in Israel, or C.A.A. Extra, owns 31.26% of the outstanding shares of IDB Development. C.A.A. Extra is owned directly by Mr. Mordechay Ben-Moshe. Mr. Ben-Moshe is a Co-Chairman of each of the boards of directors of IDB Development and DIC.

Dolphin Netherlands and C.A.A. Extra have entered into a shareholders agreement with respect to their ownership of shares of IDB Development, constituting in the aggregate 62.52% of the outstanding shares of

IDB Development, for the purpose of maintaining and exercising control of IDB Development as a group. The term of the shareholders agreement expires on May 8, 2021.

The beneficial holdings of both Mr. Elsztain and Mr. Ben-Moshe in IDB Development are likely to increase as a result of the implementation of the provisions of the creditors’ arrangement of IDB Holding Corporation Ltd. (formerly the sole shareholder of IDB Development), specifically, their participation in rights offerings that may be effected by IDB Development and tender offers they have undertaken to effect for shares of IDB Development.

Based on the foregoing, IDB Development (by reason of its control of DIC), Dolphins Netherlands and C.A.A. Extra (by reason of their control of IDB Development) and Eduardo Elsztain and Mordechay Ben-Moshe (by reason of their control of Dolphins Netherlands and C.A.A. Extra, respectively) may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares, and all of these entities and persons disclaim beneficial ownership of our shares held under management of subsidiaries of IDB Development for others.

**	Based on a Schedule 13G filed by Meitav DS Investments Ltd. with the SEC on September 29, 2014.

***
Includes 246,002 ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following November 12, 2014, and 54,647 ordinary shares held by Mr. Ami Erel as of November 12, 2014.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2013. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table below, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2013, which includes compensation paid or to be paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

The amounts set forth in the table below are given in thousands of New Israeli Shekels (NIS). The representative exchange rate of published by the Bank of Israel on December 31, 2013 was NIS 3.471 to $1.00, and is provided herein for convenience.

Name and Principal Position (1)	Salary Cost (2)	Consultancy Fees	Bonus(3)	Equity-Based Compensation(4)	Total
Nir Sztern – Chief Executive Officer	2,217,640	--	1,237,350	1,012,200	4,467,190
Eliezer (Lipa) Ogman – former Chief Technology Officer	1,517,360	--	271,438	425,870	2,214,668
Amos Maor – Vice President of Sales and Service	1,081,611	--	325,146	425,870	1,832,627
Liat Menahemi Stadler – Vice President of Legal	1,025,050	--	357,392	355,628	1,738,070

Name and Principal Position (1)	Salary Cost (2)	Consultancy Fees	Bonus(3)	Equity-Based Compensation(4)	Total
Affairs and Corporate Secretary
Yaacov Heen – former Chief Financial Officer	1,111,449	--	184,158	425,870	1,721,477
____________________

(1)	Unless otherwise indicated herein, all Covered Executives are or were employed on a full-time (100%) basis.

(2)
Salary cost includes the Covered Executive's gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers' Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurance and benefits, phone, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(3)
Represents annual bonuses paid to the Covered Executives with respect to the year ended December 31, 2013 based on the Company's compensation policy, as approved by the Company's compensation committee, board of directors and shareholders in September 2013. The bonus amount set forth in the above table represents 80% of the annual bonus (other than with respect to Mr. Sztern) in respect to the year ended December 31, 2013 which was paid to the Covered Executives in 2014 and the balance was deferred and may be paid to them in 2015, if the conditions for the payment of the deferred amount (as detailed in the compensation policy) are met during 2014.

(4)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2013 based on the fair value of the applicable options on the date of grant thereof, in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 20 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2013.

AGENDA OF THE 2014 ANNUAL GENERAL MEETING

Item 1 – Re-election of Directors

At the Meeting, the shareholders will be asked to re-elect each of Shlomo Waxe and Ephraim Kunda to our Board of Directors to serve until the next Annual General Meeting or their earlier resignation or removal from this office.

Mr. Shlomo Waxe and Mr. Efraim Kunda are "independent directors" under the Israeli Companies Law, 1999 (the "Companies Law"). Mr. Shlomo Waxe is currently serving his ninth year as a director. Mr. Waxe's current term of office will expire on the date of the Meeting. Our Audit Committee and our Board of Directors have recommended the re-election of Mr. Waxe as an independent director for an additional term until our next annual general meeting of shareholders due to Mr. Waxe's expertise and extensive and in-depth knowledge and familiarity with the communications field (both its technical and regulatory aspects), his business experience (as summarized below) and his knowledge of the Company.  In light of Mr. Waxe's significant contributions to the Company over the past nine years, specifically with regards to major decisions made by the Company regarding its technological capabilities as well as the day-to-day technological aspects of our operation, the Audit Committee and Board of Directors believe that Mr. Waxe's continued service as a director is in the best interests of the Company.

Mr. Shlomo Waxe and Mr. Efraim Kunda are “independent directors” under the rules of the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanex-Oxley Act") applicable to audit committee members and under the rules of the New York Stock Exchange. These nominees have been approved by our Board of Directors.

 Each of our external directors, Ronit Baytel and Joseph Barnea, were elected to our board of directors at our 2007 Annual General Meeting of Shareholders for an initial term of three years, which was extended for additional terms of three year each at both our 2010 Annual General Meeting of Shareholders and our 2013 Annual General Meeting of Shareholders.  The current term of each will expire on May 8, 2016.

Our cellular license requires, and our Articles of Association provide, that at least 20% of our directors will be appointed and removed by shareholders who are Israeli citizens and Israeli residents from among our founding shareholders. If our Board of Directors is comprised of 14 directors or less, these Israeli shareholders will appoint two directors, and if our Board of Directors is comprised of between 15 and 24 directors, these Israeli shareholders will appoint three directors. Our Articles of Association provide that DIC, as our founding shareholder, is responsible for complying with the requirement under our cellular license that Israeli citizens and residents from among our founding shareholders hold at least 20% of our outstanding shares, and that so long as DIC so complies, it will be entitled to appoint and remove these directors. Accordingly, as its appointees to our Board of Directors, DIC has designated Ami Erel and Ari Bronshtein as of September 2014 and August 2012 , respectively, and their appointment as our directors does not require approval of the shareholders at the Meeting.

 A brief biography of each nominee is set forth below:

Shlomo Waxe has served as a member of our Board of Directors since 2006.  Mr. Waxe has served as Director General of the Israel Association of Electronics and Software Industries since 2006.  From 2002 to 2005, he worked in the field of communications management and consultancy.  From 1999 to 2001, he served as Chief Executive Officer of Zeevi Communications Ltd.  From 1997 to 1999, he served as a consultant to cellular communications projects in Sao Paulo, Brazil and in Northeast Brazil.  From 1993 to 1997, he served as the Director General of Israel’s Ministry of Communications.  From 1990 to 1993, he served as commanding officer of the signal, electronics and computer corps of the Israel Defense Forces and he is a retired brigadier general. Mr. Waxe also serves as a member of the board of directors of C. Mer Industries Ltd. Until 2009 he served as a board member of Shrem, Fudim – Technologies Ltd., and until May 2012 he served as a board member of Tambour Ltd. Mr. Waxe holds a B.A. in political science from the University of Haifa.

Ephraim Kunda has served as a member of our Board of Directors since 2010. Mr. Kunda is an Israeli businessman and is the owner and managing director of a private consulting company that provides economic consultancy and business mediation services. From 2007 to 2010, Mr. Kunda served as the Chairman of the board of directors and since 2010 as a member of the board of directors of Ravad Ltd., a public real estate investment company.  From 2003 to 2007, Mr. Kunda served as an external director of Property and Building Corporation Ltd., a public real estate company that is a member of the IDB group. Mr. Kunda holds a B.A. in Economics from Tel Aviv University.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Shlomo Waxe be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Ephraim Kunda be re-elected to the Board of Directors of the Company, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 – Reappointment of Independent Auditors

At the Meeting, pursuant to the recommendation of our audit committee, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a member of KPMG International, independent certified public accountants in Israel, as our independent auditors until the next Annual General Meeting. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

In accordance with our Articles of Association and as contemplated by the U.S. Sarbanes-Oxley Act, our board of directors has delegated to our audit committee the authority to fix the fees paid to our independent auditors.  Such fees for the past fiscal year were disclosed under Item 16C of our Annual Report for the year 2013 on Form 20-F, which we filed on March 6, 2014, and we will report them to the shareholders at the Meeting, as well.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Somekh Chaikin be reappointed as the independent auditors of the Company until the 2015 Annual General Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 3 - Consideration of the 2013 Financial Statements

Our audited financial statements for the year ended December 31, 2013 are included in our Annual Report on Form 20-F, which we filed with the SEC on March 6, 2014. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public on the SEC's website at http://www.sec.govand on our website at http://investors.ircellcom.co.il/sec.cfm. These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2014 Annual General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP Legal and Corporate Secretary at the following address: Cellcom Israel Ltd., 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our VP Legal and Corporate Secretary must receive the written proposal no later than November 20, 2014. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than November 27, 2014.

POSITION STATEMENTS

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary no later than December 4, 2014. Any position statement received will be filed on a Current Report on Form 6-K with the SEC and the ISA.

By Order of the Board of Directors,

Liat Menahemi Stadler
VP Legal and Corporate Secretary

Dated: November 13, 2014

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	November 13, 2014	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary